SECURITIES AND EXCHANGE COMMISSION

				WASHINGTON, D.C. 20549

				-----------------------------------

					FORM 11-K


(Mark One)

	[ X ]		ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
			SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

			For the Fiscal Year ended March 30, 1996

					OR

	[     ]	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
			SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

			For the transition period from ____________ to ____________

				Commission file number 0-10180



                  COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
			        (Full title of the Plan)


                       Computer Associates International, Inc.
                          One Computer Associates Plaza
                             Islandia, NY 11788-7000

	(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

	ITEM 1.		Financial Statements and Exhibits.

	        (a)		The financial statements filed herewith consist of the
following:

	Report of Independent Auditors                                          F-1

	Statement of Net Assets Available for Benefits March 30, 1996 and 1995  F-2

	Statements of Changes in Net Assets Available for Benefits Years Ended
	   March 30, 1996 and 1995                                              F-4

	Notes to Financial Statements - March 30, 1996                          F-6

	ITEM 27a -	Schedule of Assets Held for Investment purposes
			as of March 30, 1996                                        F-12

	ITEM 27d -	Schedule of Reportable Transactions as of
			March 30, 1996                                             	F-13

	       (b)		The exhibits filed in connection with this Annual Report
                  are as follows:

			Exhibit Number			Document

			Exhibit 23 (a)			Consent of Ernst & Young

					SIGNATURES

			Pursuant to the requirements of the Securities Exchange Act of
			1934, the members of the Plan Committee (who administer the
			Computer Associates Savings Harvest Plan) have duly caused this
			Annual Report to be signed by the undersigned thereunto duly
			authorized.

							COMPUTER ASSOCIATES
							SAVINGS HARVEST PLAN


	Date:	September 25, 1996                  By:/s/Peter Schwartz
								Peter Schwartz
								Member, Plan Committee

                        Financial Statements and Schedules

                     Computer Associates Savings Harvest Plan

                        Years ended March 30, 1996 and 1995
                        with Report of Independent Auditors


                      Computer Associates Savings Harvest Plan

                          Financial Statements and Schedules

                         Years ended March 30, 1996 and 1995



							Contents
Report of Independent Auditors                                                1

Audited Financial Statements

Statements of Net Assets Available for Benefits                               2
Statements of Changes in Net Assets Available for Benefits                    4
Notes to Financial Statements                                                 6

Schedules

Item 27a - Schedule of Assets Held for Investment Purposes                   12
Item 27d - Schedule of Reportable Transactions                               13




							Schedules

					Report of Independent Auditors

Administrative Committee
Computer Associates Savings Harvest Plan


We have audited the accompanying statements of net assets available for benefits of Computer Associates Savings Harvest Plan as of March 30, 1996 and 1995, and the related statements of changes in net assets available for the benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Computer Associates Savings Harvest Plan at March 30, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.


Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules 27a-schedule of assets held for investment purposes as of March 30, 1996 and 27d-schedule of reportable transactions for the year ended March 30, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.



                                          Ernst & Young LLP


September 6, 1996

			Computer Associates Savings Harvest Plan

		     Statement of Net Assets Available for Benefits

			             March 30, 1996




                                                 U.S. Equity           Growth and     Computer      Retirement
                           Intermediate  Puritan     Index     Magellan  Income       Associates   Money Market  Participant
                 Total       Bond Fund     Fund    Portfolio      Fund   Portfolio    Stock Fund    Portfolio    Loans Fund
                ------------------------------------------------------------------------------------------------------------
Assets
Investments,
 at fair value  $398,299,929 $22,818,847 $53,919,515 $20,922,304 $52,694,872 $26,850,494 $162,934,025 $58,159,872
Loans receivable
 from employees    9,590,175                                                                                       $9,590,175
Contributions
 receivable:
  Computer
  Associates
  International,
  Inc.            16,529,376                                                               16,529,364          12
                -------------------------------------------------------------------------------------------------------------
Total assets     424,419,480  22,818,847  53,919,515  20,922,304  52,694,872  26,850,494  179,463,389  58,159,884    9,590,175


Liabilities
Distributions
 payable
                -------------------------------------------------------------------------------------------------------------
Total
 liabilities
  		    -------------------------------------------------------------------------------------------------------------
Net assets
 available
 for benefits   $424,419,480 $22,818,847 $53,919,515 $20,922,304 $52,694,872 $26,850,494 $179,463,389 $58,159,884  $9,590,175

		    =============================================================================================================


See accompanying notes.

			Computer Associates Savings Harvest Plan

		     Statement of Net Assets Available for Benefits

			             March 30, 1995




                                                 U.S. Equity           Growth and     Computer      Retirement
                           Intermediate  Puritan     Index     Magellan  Income       Associates   Money Market  Participant
                 Total       Bond Fund     Fund    Portfolio      Fund   Portfolio    Stock Fund    Portfolio    Loans Fund
                ------------------------------------------------------------------------------------------------------------
Assets
Investments,
 at fair value  $222,558,853 $19,424,087 $40,928,748 $13,784,687 $24,205,174 $14,258,772 $79,469,626  $30,487,759
Loans receivable
 from employees    7,655,895                                                                                       $7,655,895
Contributions
 receivable:
 Computer
  Associates
  International,
  Inc.            14,966,926                                                              14,966,911           15
                -------------------------------------------------------------------------------------------------------------
Total assets     245,181,674  19,424,087  40,928,748  13,784,687  24,205,174  14,258,772  94,436,537   30,487,774   7,655,895

Liabilities
Distributions
 payable             578,887      19,036      57,446      30,671      74,517      33,279     122,121      241,817
		    -------------------------------------------------------------------------------------------------------------
Total
 liabilities         578,887      19,036      57,446      30,671      74,517      33,279     122,121      241,817
                -------------------------------------------------------------------------------------------------------------
Net assets
 available
 for benefits   $244,602,787 $19,405,051 $40,871,302 $13,754,016 $24,130,657 $14,225,493 $94,314,416  $30,245,957  $7,655,895
                =============================================================================================================

See accompanying notes.



			Computer Associates Savings Harvest Plan

	   Statement of Changes in Net Assets Available for Benefits

		              Year ended March 30, 1996




                                                 U.S. Equity           Growth and     Computer      Retirement
                           Intermediate  Puritan     Index     Magellan  Income       Associates   Money Market  Participant
                 Total       Bond Fund     Fund    Portfolio      Fund   Portfolio    Stock Fund    Portfolio    Loans Fund
                ------------------------------------------------------------------------------------------------------------

Additions
Contributions:
 Computer
  Associates
  International,
  Inc.          $19,790,229  $   381,171 $  767,204  $  342,398  $  943,182  $ 603,760   $17,518,295  $ (765,781)
Employees        35,861,049    1,346,484  2,805,215   1,396,309   4,004,080  2,478,992     4,344,268  19,485,701
Interest income
 from
 investments     11,951,440    1,459,072  2,900,995     550,506   3,432,148  1,229,913       247,958   2,130,848
Net realized and
 unrealized
 appreciation in
 fair value
 of investments  95,412,986      217,078  6,437,803   4,150,264   4,614,843  4,519,934    75,473,064
Transfer from
 other plan      44,722,875    4,386,601 11,665,316              19,534,997                            7,444,453   1,691,508
		    ------------------------------------------------------------------------------------------------------------
Total additions 207,738,579    7,790,406 24,576,533   6,439,477  32,529,250  8,832,599    97,583,585  28,295,221   1,691,508

Deductions
Withdrawals and
 distributions  (27,740,675)  (1,686,679)(4,190,512) (1,104,688) (5,183,540)(1,835,053)   (5,888,672) (6,951,273)   (900,258)
Interfund
 transfers - net              (2,684,749)(7,330,389)  1,834,083   1,220,019  5,630,115    (6,542,772)  6,730,663   1,143,030
Administrative
 expenses          (181,211)      (5,182)    (7,419)       (584)     (1,514)    (2,660)       (3,168)   (160,684)
                ------------------------------------------------------------------------------------------------------------
Total(deductions)
 additions      (27,921,886)  (4,376,610)(11,528,320)   728,811  (3,965,035) 3,792,402   (12,434,612)   (381,294)    242,772
                ------------------------------------------------------------------------------------------------------------
Net additions   179,816,693    3,413,796  13,048,213  7,168,288  28,564,215 12,625,001    85,148,973  27,913,927   1,934,280
Net assets
 available for
 benefits at
 beginning of
 year           244,602,787   19,405,051  40,871,302 13,754,016  24,130,657 14,225,493    94,314,416  30,245,957   7,655,895
                ------------------------------------------------------------------------------------------------------------
Net assets
 available for
 benefits at
 end of year   $424,419,480  $22,818,847 $53,919,515$20,922,304 $52,694,872$26,850,494  $179,463,389 $58,159,884  $9,590,175
		    ============================================================================================================

See accompanying notes.

			Computer Associates Savings Harvest Plan

	   Statement of Changes in Net Assets Available for Benefits

		              Year ended March 30, 1995




                                                 U.S. Equity           Growth and     Computer      Retirement
                           Intermediate  Puritan     Index     Magellan  Income       Associates   Money Market  Participant
                 Total       Bond Fund     Fund    Portfolio      Fund   Portfolio    Stock Fund    Portfolio    Loans Fund
                ------------------------------------------------------------------------------------------------------------

Additions
Contributions:
 Computer
  Associates
  International,
  Inc.          $19,014,650  $   443,607 $   806,422 $   297,343 $   758,821 $   500,775 $ 15,624,585 $   583,097
Employees        13,791,023    1,356,668   2,779,842   1,022,279   2,871,212   1,854,999    2,390,788   1,515,235
Interest income
 from
 investments      8,425,176    1,503,732   3,166,840     440,998     781,563     890,265      106,098   1,535,680
Net realized
 and unrealized
 appreciation
(depreciation)in
 fair value of
 investments     43,257,943     (690,918)   (327,511)  1,449,900   1,032,068     553,342   41,241,062
Transfer from
 other plans     15,104,399      654,647   1,119,296     488,124   1,670,637   1,590,313      615,755   8,563,583  $   402,044
                --------------------------------------------------------------------------------------------------------------
Total additions  99,593,191    3,267,736   7,544,889   3,698,644   7,114,301   5,389,694   59,978,288  12,197,595      402,044

Deductions
Withdrawals and
 distributions  (17,658,125)  (1,878,234) (3,265,516) (1,161,416) (1,991,972)   (991,881)  (3,096,531) (4,358,698)    (913,877)
Interfund
 transfers - net              (2,924,477)    392,588  (1,505,172)  1,923,892   1,206,145  (11,734,292) 10,652,981    1,988,335
Administrative
 expenses          (249,952)      (6,393)     (8,089)       (412)     (1,295)     (2,155)      (1,529)   (230,079)
                --------------------------------------------------------------------------------------------------------------
Total (deductions)
 additions      (17,908,077)  (4,809,104) (2,881,017) (2,667,000)    (69,375)    212,109  (14,832,352)  6,064,204    1,074,458
                ==============================================================================================================
Net additions
 (deductions)    81,685,114   (1,541,368)  4,663,872   1,031,644   7,044,926   5,601,803   45,145,936  18,261,799    1,476,502
Net assets
 available for
 benefits at
 beginning of
 year           162,917,673   20,946,419  36,207,430  12,722,372  17,085,731   8,623,690   49,168,480  11,984,158    6,179,393
                --------------------------------------------------------------------------------------------------------------
Net assets
 available for
 benefits at
 end of year   $244,602,787  $19,405,051 $40,871,302 $13,754,016 $24,130,657 $14,225,493  $94,314,416 $30,245,957   $7,655,895
                ==============================================================================================================

See accompanying notes.

			      Computer Associates Savings Harvest Plan

	                       Notes to Financial Statements

				            March 30, 1996


1. Description of the Plan

General


The following description of the Computer Associates Savings Harvest Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


The Plan is a defined contribution plan covering all eligible salaried employees. The Plan has been amended to allow an employee to participate in the Plan with respect to employee contributions as of the first of the month following date of hire. This change was effective November 1, 1995. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service to Computer Associates International, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


As a result of an acquisition by the Plan sponsor, substantially all the assets of the Legent Retirement Security were transferred into the Plan during the Plan year end March 30, 1996. Acquisitions during Plan year end March 30, 1995 resulted in the transfer of assets from The ASK Group 401(k) Plan and the Newtrend LP 401(k) Plan. The Plan has been amended for these acquisitions.

Contributions


During each payroll period, Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 15%. Each participant can change this election at any time but not more than once quarterly.


To comply with the Tax Reform Act of 1986, pre-tax contributions elected by any participant may not exceed $9,240 for the calendar years ended
December 31, 1995 and 1994. Participants can contribute on an after-tax basis as well.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participants contribution up to a maximum of 2.5% of the participant's base compensation. (Contributions are subject to certain IRS limitations).The matching contributions for the years ended March 30, 1996 and 1995 were $4,543,334 and $3,874,421, respectively.

In addition to its matching contribution, the Company may contribute to the Plan on behalf of eligible participants, a discretionary contribution in an amount that the Board of Directors of the Company may, in its sole discretion, determine. The discretionary contributions for the years ended March 30, 1996 and 1995 were $16,529,376 and $14,966,926, respectively. The discretionary contribution is allocated to each participant generally in the same ratio that the participant's base compensation for the Plan year bears to the base compensation of all participants for such Plan year. The discretionary contribution for the year ended March 30, 1996 includes 228,385 common shares of the Company valued at $16,529,364. The discretionary contribution for the year ended March 30, 1995 includes 225,294 common shares of the Company valued at $14,966,611.



It is the Company's policy to prefund employee contributions on March 31, which is the commencement of the Plan's fiscal year. However, for administrative purposes, fiscal 1997 funding of $17,000,000 was made on March 29, 1996. As the contribution was made before March 30, 1996, it has been reflected as such in the financial statements of the current Plan year ended March 30, 1996. Instructions have been made to the Plan's trustee (Fidelity Investments) to reflect the contribution as part of the Plan year ended
March 30, 1997.

Participant Accounts


A separate account is established and maintained in the name of each participant and reflects the participants' balance invested therein. Such balance includes earnings and losses allocated to the participants accounts based upon the percentage investment of the account balance to the total fund balances.

Vesting


The matching and discretionary contributions made by the Company vest as follows:

<3 years of service                                    0% Vested
>3 but <4 years of service                            20% Vested
>4 but <5 years of service                            40% Vested
>5 but <6 years of service                            60% Vested
>6 but <7 years of service                            80% Vested
>7 years of service                                  100% Vested

In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

Investment Options

The assets of the Plan are invested by Fidelity in seven separate funds:

	Fidelity Intermediate Bond Fund, which invests in high and upper-medium grade fixed-income obligations with intermediate maturities.

	Fidelity Puritan Fund, which invests in a wide variety of securities of U.S. and foreign issuers, including some emerging markets.

      Fidelity Magellan Fund, which invests in common stock and securities convertible to common stock.

      Fidelity Growth and Income Portfolio, which invests in common stock, securities convertible to common stock, preferred stock and fixed income securities.

      U.S. Equity Index, which invests primarily in the common stock of the 500 companies that make up the S&P's 500 index.

      Computer Associates Stock Fund, which is invested in the common stock of the Company.

      Fidelity Retirement Money Market Portfolio, which invests in high-quality, U.S. dollar denominated money market instruments.

Participants may direct future contributions or transfer their current investment balances between funds on a daily basis in increments of 1%.

Payment of Benefits


The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participant's retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of the Plan Committee.

Participant Loans Receivable


Any participant may take a loan from his/her account based upon certain provisions of the Plan being met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his beneficiaries may be entitled. Loans bear interest at market rates and are fixed at the time the loan is applied for. The rate at March 30, 1996 was 9.25%. All loans must be repaid in equal bi-monthly installments. Loans generally extend from one to five years.

Expense Allocation


To the extent that the costs of recordkeeping and administration of the funds are not covered by Plan forfeitures, they are borne by the Plan sponsor, (the Company). Such costs for Plan years 1996 and 1995 were $152,711 and $225,117, respectively, and were covered by Plan forfeitures.

Plan Termination


Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Use of Estimates


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies

Valuation of Investments


Investments in Fidelity funds and Computer Associates Stock Fund are stated at fair value based upon quoted prices in published sources.


The realized net gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold. The unrealized net gain or loss is the difference between the fair value and the cost of investments for each year. These combined amounts are included in the statement of changes in net assets available for benefits.


3. Investments


The following investments represent 5% or more of the Plan's net assets at March 30, 1996, which are represented at fair value as determined by quoted market prices.


							Number
							of Units		Fair Value
							------------------------------
Intermediate Bond Fund			          2,250,379    $  22,818,847
Puritan Fund       				    3,056,661       53,919,515
U.S. Equity Index Portfolio			      883,170       20,922,304
Magellan Fund				            602,158       52,694,872
Growth and Income Portfolio		            945,439       26,850,494
Computer Associates Stock Fund	          3,633,676      162,934,025
Retirement Money Market Portfolio	         58,159,872       58,159,872


4. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code"), and its related trust is therefore exempt from Federal income tax under Section 501 of the Code. Subsequent to the ruling, the Plan has been amended to comply with provisions of the Tax Reform Act of 1986 and the tax acts thereafter. The Plan was restated in its entirety effective March 31, 1992. The Company has received a favorable tax determination letter from the Internal Revenue Service dated June 12, 1995. The Company is not aware of any course of action or series of events that might adversely affect the qualified status of the Plan.

5. Reconciliation of Financial Statements to form 5500


The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


									  March 30,
									    1996
									------------
Net assets available for benefits per the
financial statements						$424,419,480
Amounts allocated to withdrawing participants		   2,210,178
									------------
Net assets available for benefits per the Form 5500	$422,209,302
									============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500

									  Year ended
									March 30, 1996
									---------------
Benefits paid to participants per the
 financial statements                                 $ 27,740,675
Add:  Amounts allocated to withdrawing
participants at March 30, 1996	                     2,210,178
Less:  Amounts allocated to withdrawing
participants at March 30, 1995	                       578,887
									---------------
Benefits paid to participants per the form 5500	      $ 29,371,966
									===============


					Schedules


			Computer Associates Savings Harvest Plan

		Item 27a - Schedule of Assets Held for Investment Purposes

				        March 30, 1996

Identity of Issue, Borrower,	 Number	             Current
  Lessor or Similar Party     of Units    Cost	        Value
- -------------------------------------------------------------------
Fidelity Intermediate Bond
 Fund                           2,250,379	$ 22,891,546 $ 22,818,847

Fidelity Puritan Fund	        3,056,662   49,234,073   53,919,515

Fidelity U.S. Equity Index
 Portfolio                        883,170   17,907,767   20,922,304

Fidelity Magellan Fund            602,158   52,676,974   52,694,872

Fidelity Growth and
 Income Portfolio                 945,440   24,690,144   26,850,494

Fidelity Retirement Money
 Market Portfolio	             58,159,871   58,159,872   58,159,872

Computer Associates Stock
 Fund	                          3,633,676  115,976,302  162,934,025

Participant Loans *	                     9,590,175    9,590,175
							-------------------------
Total						      $351,126,853 $407,890,104
							=========================


* Details available upon request.









                          Computer Associates Savings Harvest Plan

                       Item 27d - Schedule of Reportable Transactions

                                  Year ended March 30, 1996

                            Number of  Purchase    Number   Sales     Cost of   Net Gain
Identity of Party Involved  Purchases   Price     of Sales  Price     Assets     (Loss)
- ----------------------------------------------------------------------------------------------
Category (i) a single
 security transaction in
 excess of 5% of plan
 assets:
  Computer Associates
   Stock Fund                  1      $ 14,966,611
  Retirement Money
   Market Portfolio            1        17,000,000
  Magellan Fund                1        19,534,997
  Retirement Money
   Market Portfolio            1        17,000,000

Category (iii) - a series
 of security transactions
 in excess of 5% of plan
 assets:
  Computer Associates
   Stock Fund                252      $161,375,100    250   $153,383,866 $128,415,819 $24,968,047
  Puritan Fund               250        28,818,083    244     22,265,119   21,405,753     859,366
  Magellan Fund              252        61,421,831    248     37,546,975   36,134,969   1,412,006
  Growth and Income
   Portfolio                 249        23,869,064    236     15,797,277   14,967,437     829,840
  Intermediate Bond Fund     249        14,512,467    229     11,334,784   11,480,745    (145,961)
  Retirement Money
   Market Portfolio          256       150,224,922    252    122,027,842  122,027,842


There were no category (ii) or (iv) reportable transactions during the period ended March 30, 1996.